Exhibit 99.46

LINEAR GOLD CORP

Linear Gold Reports Drill Results from the Campamento Deposit, Ixhuatan Project, Mexico

May 12, 2006 – Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce additional drill results from the Campamento Deposit.  Recent drilling has identified a higher-grade zone of gold mineralization to the southwest of the previously recognized high-grade core of the Campamento Gold Deposit, and has expanded the size of the deposit to the northeast and at depth.

Highlights from Holes IX-95 through IX-102 are as follows:

•

2.8 grams per tonne gold over 84.0 metres in Hole IX-101

►

including 4.4 grams per tonne gold over 36.0 metres

•

2.0 grams per tonne gold over 42.0 metres in Hole IX-95

►

including 3.7 grams per tonne gold 12.0 metres

►

separate zone of 4.6 grams per tonne gold over 10.0 metres

•

1.1 grams per tonne gold over 14.0 metres from Hole IX-96

•

1.0 grams per tonne gold over 16.0 metres from Hole IX-102

•

A deep hole (IX-94) intersected 1.0 grams per tonne gold and 5.9 grams per tonne silver over 66.0 metres in a previously un-drilled area below the northern portion of the deposit.

The results of Holes IX-94 through IX-102 are summarized below:

Drill Hole	From	To	Interval* (Metres)	Grams per tonne Gold	Grams per tonne Silver	Comment
IX-94	4	6	2.0	1.2	5.4
and	58	64	6.0	1.0	5.4
and	176	242	66.0	1.0	5.9
and	324	326	2.0	1.0	1.6
and	338	340	2.0	1.0	1.0
IX-95	28	70	42.0	2.0	3.7
Including	32	44	12.0	3.7	3.6
and	80	90	10.0	4.6	38.2
and	154	156	2.0	2.8	20.0
and	164	166	2.0	1.0	6.7
and	218	222	4.0	1.2	11.4

IX-96	32	38	6.0	1.0	4.6
and	68	82	14.0	1.1	3.9
and	130	134	4.0	1.4	27.7
and	222	224.9	2.9	2.7	6.5	Bottomed in mineralization

IX-98	16	94	78.0	1.3	4.3
Including	16	26	10.0	2.2	5.6
and	126	134	8.0	2.0	21.0
and	194	196	2.0	2.5	83.1

IX-99	0	64	64.0	10.0	45.4	Drilled from within the core of the deposit
IX-99	152	174	22.0	1.1	6.7	Additional zone

IX-101	24	108	84.0	2.8	15.6
Including	38	74	36	4.4	26.7
and	130	194	64.0	1.4	7.7
and	222	236	14.0	2.2	10.3

IX-102	112	128	16.0	1.0	1.6

* Note: The true widths of the intersections have not yet been determined; widths in table are based on core lengths

Southwestern Mineralization

Hole IX-101 was drilled to test for mineralization at depth below the centre of the deposit.  The hole was collared 45 metres west of hole IX-28 and drilled at an azimuth of 83.5 degrees with an inclination of -76 degrees. The hole encountered an unexpected higher-grade zone of shallow gold mineralization. Between 24.0 to 108.0 metres the hole intersected 2.8 grams per tonne gold and 15.6 grams per tonne silver over 84.0 metres. This zone includes a higher grade interval which assayed 4.4 grams per tonne gold and 26.7 grams per tonne silver over 36 metres (from 38.0 to 74.0 metres). The intersection is located approximately 50 metres from the previously recognized high-grade core of the Campamento Deposit.  The hole also intersected 1.4 grams per tonne gold and 7.7 grams per tonne silver over 64 metres (from 130.0-194.0 metres) which further defines the lower grade halo in the mid-levels of the deposit. Assays are pending below 284 metres depth.

Extension to Depth

Hole IX-94 was designed to test the depth potential under the NW side of the deposit.  The hole was collared from drill pad IX-90b and drilled at an azimuth of 33 degrees with an inclination -78 degrees. The hole intersected 1.0 grams per tonne gold and 5.9 grams per tonne silver over 66.0 metres (from 176.0 to 242.0 metres) associated with clay-altered volcanic rocks. The hole bottomed in a thick section of limestone which appears to underlie the deposit at depth.

Hole IX-98 was drilled to test the depth potential beneath the core of the deposit (similar to IX-101). The hole was collared 12 meters southwest of Hole IX-28 at an azimuth of 80 degrees and an inclination of -80 degrees. The hole had to be abandoned due to technical difficulties and did not reach its designed depth. The hole intersected 1.3 grams per tonne gold and 4.6 grams per tonne silver over 56 metres (from 16.0-72.0 metres) before being abandoned.

Northeastern Extension

Hole IX-95 was drilled to test for the depth extension of high-grade mineralization intersected in Hole IX-89 (see press release Feb. 20, 2006).  It was collared from pad IX-89 at an azimuth of 150 degrees and an inclination of -60 degrees. The hole confirmed the presence of a shallow zone of mineralization that assayed 2.0 grams per tonne gold and 3.7 grams per tonne silver over 42.0 metres (from 28.0-70.0 metres). Within this interval a higher grade portion assayed 3.7 grams per tonne gold and 3.6 grams per tonne silver over 12.0 metres (from 32.0-44.0 metres). A second deeper zone from 80.0 to 90.0 metres assayed 4.6 grams per tonne gold and 38.2 grams per tonne silver over 10.0 metres.  A zone of porphyry/veining possibly related to the deeper Hole IX-89 mineralized zone was intersected between 162.0-176.0 metres and assayed 0.63 grams per tonne gold and 3.3 grams per tonne silver.

Hole IX-96 was collared from pad IX-91 to test for mineralization to the north of the Campamento Deposit. This hole was drilled at an azimuth of 35 degrees and an inclination of -65 degrees. The hole encountered several lower-grade gold intervals down to 224.9 metres. These intervals range from 4.0-14.0 metres in drill width and assayed from 1.0-2.7 grams per tonne gold. The last sample assayed 2.7 grams per tonne gold and 6.5 grams per tonne silver over 2.9 metres (from 222.0-224.9 metres) and indicates a new zone of mineralization to the north of the main deposit.

Hole IX-97 and Hole IX-100 were drilled to test a soil geochemistry anomaly located just over 200 metres east-northeast from the existing drilling pattern for the Campamento Deposit.  The holes were both collared from the same pad located 230 metres east of Hole IX-77. Hole IX-97 was drilled at an azimuth of 150 degrees and an inclination of -55 degrees. Hole IX-100 was drilled at an azimuth of 330 degrees and an inclination of -75 degrees. Neither hole encountered significant mineralization.

Hole IX-102 was drilled to test the potential for mineralization along strike of the main Campamento Deposit. The hole was collared 145 metres east-southeast of IX-77 and represents a 90 metre step-out from the last hole to the northeast (IX-77). Hole IX-102 was drilled at an azimuth of 150 degrees and an inclination of -82 degrees. This hole intersected 1.0 grams per tonne gold and 1.0 grams per tonne silver over 16.0 metres from 112.0-128.0 metres and indicates that the Campamento Zone mineralization continues uphill to the northeast.

Southeastern Exploration

Hole IX-99 was drilled to test for the southeast extension of the high grade core mineralization at depth.  The hole was collared from Hole IX-27 at an azimuth of 150 degrees and an inclination of -70 degrees and angled through the known high-grade core of the deposit.  The hole encountered the expected high-grade mineralized zone from 0 to 64.0 metres which assayed 10.0 grams per tonne gold and 45.4 grams per tonne silver over 64.0 metres. Although the Hole IX-99 intercept did not extend the high grade core zone to the southeast, it did identify an increase in grade from that reported for nearby holes: hole IX-27 (vertical hole grading  8.7 grams per tonne gold over 102.0 metres); hole IX-37 (drilled to the east at -70 degrees  intersected 7.1 grams per tonne gold over 60 metres); and hole IX-39 (drilled to the south at -70 degrees  intersected 8.4 grams per tonne gold over 68 metres). Hole IX-99 also encountered a separate deeper zone from 152.0 to 174.0 metres which assayed 1.1 grams per tonne gold and 6.7 grams per tonne silver over 22.0 metres. This zone is southeast of the main core of the deposit.

Phil Pyle, Linear’s vice president of exploration states: “We are pleased to see that higher grade mineralization occurs to the southwest, that mineralization extends to the east up the ridge from the Campamento Deposit, and that we are continuing to see good grades along extensions to the northeast. The resource continues to grow both laterally and at depth with more drilling.”

There are four drill rigs currently active at Ixhuatan including two rigs at the Caracol Zone, one at Campamento and the fourth rig testing a soil anomaly southwest of the Campamento Deposit.  A minimum of one drill rig will be dedicated to a scout drilling program aimed at testing high priority targets outside of the discovery zones.

This press release has been prepared under the supervision of Mr. Bill Bond P.Geo., who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater that 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through joint ventures in Canada and the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Philip F. Pyle

Philip F. Pyle, Vice President, Exploration Central America

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com